Exhibit (a)(13)

NEWS RELEASE

MAXWELL SHOE COMPANY SAYS JONES APPAREL GROUP DISMISSES MAJORITY OF

ITS LITIGATION CLAIMS

HYDE PARK, Mass. – April 20, 2004 – Maxwell Shoe Company Inc. (NASDAQ: MAXS) announced today that Jones Apparel Group, Inc. (NYSE: JNY) and its wholly-owned subsidiary, MSC Acquisition Corp. (“MSCAC”) have dismissed without prejudice the majority of the claims in their March 31, 2004 complaint filed against Maxwell Shoe Company and its Board of Directors in the Court of Chancery of the State of Delaware. Under the terms of Jones and MSCAC’s Stipulation of Dismissal, Jones and MSCAC withdrew three of their four claims, including those alleging that Maxwell Shoe Company’s Board of Directors breached its fiduciary duties by setting a March 25, 2004 record date in connection with Jones’s consent solicitation. Maxwell Shoe Company continues to believe that Jones’s remaining claim, that the Company’s Certificate of Incorporation did not permit the Board to set a record date, is without merit, and the Company intends to vigorously defend against it.

Maxwell Shoe Company also announced that MSCAC has signed a separate Stipulation of Dismissal, under which MSCAC dismissed without prejudice its March 30, 2004 lawsuit filed against Maxwell Shoe Company seeking to compel Maxwell Shoe Company to make available current and updated books and records of the Company relating to the setting of the March 25, 2004 record date.

Maxwell Shoe Company noted that its amended complaint filed on April 15, 2004, in the United States District Court for the District of Massachusetts against Jones and MSCAC is still pending. In that complaint, as previously announced, the Company alleges that Jones and MSCAC have made materially false and misleading statements and omissions in violation of federal securities laws in connection with their consent solicitation and tender offer. Maxwell Shoe Company is seeking from the Court, among other things, an order requiring Jones and MSCAC to correct their material misstatements and omissions, enjoining them from disseminating their false and misleading consent solicitation statement, and further enjoining them from conducting their tender offer and consent solicitation.

Maxwell Shoe Company’s Board of Directors continues to recommend that stockholders REJECT Jones’s unsolicited $20 per share tender offer and not tender their shares nor sign any consent solicitations that they may receive from Jones. The Board believes that Jones’s offer significantly undervalues the strength and diversity of the Company’s portfolio of brands, record-level bookings and backlog of new business, and significant future growth opportunities. Maxwell Shoe Company’s Board of Directors and senior leadership team believe that they can create stockholder value substantially in excess of Jones’s offer through the continued execution of their current strategy.

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company at $20.00 per share, net to the seller in cash, without interest (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On March 23, 2004, Jones filed a preliminary consent solicitation statement with the SEC (which was amended on April 9, 2004) relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 5, 2004, Maxwell Shoe Company filed a preliminary consent revocation statement on Form PREC14A, which was amended on April 19, 2004 (the “Preliminary Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Preliminary Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The Schedule 14D-9, the Preliminary Consent Revocation Statement, the definitive consent revocation materials (when filed) and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

Maxwell Shoe Company has engaged the following entities who may be deemed to be participants in the solicitation of Maxwell Shoe Company’s stockholders: MacKenzie Partners, Inc. has been engaged to assist in connection with Maxwell Shoe Company’s communications with stockholders in connection with Jones’s Offer and the related consent solicitation; Lehman Brothers Inc. has been engaged as Maxwell Shoe Company’s financial advisor in connection with, among other things, Maxwell Shoe Company’s analysis and consideration of, and response to, Jones’s Offer; and Joele Frank, Wilkinson Brimmer Katcher has been engaged as Maxwell Shoe Company’s public relations advisor in connection with Jones’s Offer. Information regarding the interests of MacKenzie Partners, Inc., Lehman Brothers Inc. and Joele Frank, Wilkinson Brimmer Katcher is contained in the Schedule 14D-9 (including any amendments or supplements thereto) and in the Preliminary Consent Revocation Statement (including any amendments or supplements thereto). In addition, certain of Maxwell Shoe Company’s directors, officers and employees may be deemed to be participants in the solicitation of Maxwell Shoe Company’s stockholders. Information regarding the names and interests of these other persons is contained in the Preliminary Consent Revocation Statement (including any amendments or supplements thereto).

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

Forward-Looking Statements

Statements made in this press release indicating Maxwell Shoe Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference; inability to successfully design, develop or market its footwear brands; the inability to successfully re-introduce the Joan & David brand into the market; competition from other footwear manufacturers or retailers; loss of key employees; general economic conditions and adverse factors impacting the retail footwear industry; the inability by Maxwell Shoe Company to source its products due to political or economic factors; potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; and the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that Maxwell Shoe Company’s customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company; the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability; the risk that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate; and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Richard J. Bakos
Chief Financial Officer
Maxwell Shoe Company
(617) 333-4007

Investors:	Lex Flesher
MacKenzie Partners, Inc.
(212) 929-5397

Allison Malkin
Integrated Corporate Relations
(203) 222-9013

Media:	Dan Katcher / Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449